Annual Report

Cover Page

Name of issuer:

Genius Labs Company

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 4/15/2019

Physical address of issuer:

500 Molino Street
Unit #105
Los Angeles CA 90013

Website of issuer:

http://selfdecode.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$5,811,133.00	$349,340.00
Cash & Cash Equivalents:	$5,803,097.00	$348,348.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$43,869.00	$466,543.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$2,645,709.00	$1,985,176.00
Cost of Goods Sold:	$427,791.00	$201,536.00
Taxes Paid:	$2,349.00	$3,813.00
Net Income:	($2,400,488.00)	($151,435.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Genius Labs Company

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Principal Occupation	Main	Year Joined as

Director	Principal Occupation	Employer	Director
Igor Lychagov	Co-Founder	Exness	2021
Michael Levy	CEO	Somatic Genius Labs	2021
Joseph Cohen	Founder of Genius Labs Company	Company, SelfHacked, SelfDecode, Lab Test Analyzer	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Ralph Kenney	COO	2021
Joseph Cohen	President	2016
Joseph Cohen	CEO	2016
Eliana Ferdman	COO	2018
Puya Yazdi	CSO	2019
Ashley Barrar	VP of Administration	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Joseph Cohen	9563000.0 Common Stock	64.6

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The majority of our workforce are independent contractors, however we request at least 2 weeks notice if leaving the company. This could pose some international tax risks.

We currently assume we will be able to scale customer acquisition and lead generation while maintaining our current acquisition cost of $50/customer and of ~$1.50/lead.

Security breaches could harm our business.

We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store and disclose, but there is no guarantee that inadvertent or unauthorized data access or use will not occur despite our efforts. Although we have not experienced any material security breaches to date, we may in the future experience attempts to disable our systems or to breach the security of our systems. Techniques used to obtain unauthorized access to personal information, confidential information and/or the systems on which such information are stored and/or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed, and we could lose sales and customers and/or suffer other negative consequences to our business. A security breach could cause the loss or corruption of data, which could harm our business, financial condition and operating results. Any failure to maintain the security of our infrastructure could result in loss of personal information and/or other confidential information, damage to our reputation and customer relationships,

early termination of our contracts and other business losses, indemnification of our customers, financial penalties, litigation, regulatory
investigations and other significant liabilities. In the event of a major third-party security incident, we may incur losses in excess of their insurance coverage.

Regulatory risks can change from one administration to another and the FDA has very wide discretion as to what or when they enforce. There is a fair bit of gray area in this field of digital health. We are trying to be cautious, but there is no guarantee to protect from regulatory actions against us. However, if we get any feedback from the FDA that we are not complying, we will be very responsive to their requests.

Healthcare is a highly litigious field, and there can be legal risks in this regard. We try to take precautions in our wording in marketing and other materials to mitigate this risk.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID- 19) outbreak.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the fintech industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no
provision for this outbreak is reflected in the accompanying financial statements.

We are an early-stage company, with limited operating history.

We were formed as a corporation in Delaware on April 15, 2019. We have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for DNA testing. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our sales and marketing, research and development and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

If our proposed technologies are not accepted by the market our business prospects will suffer.

To support our business plan, we must develop technologies, develop strong brands and make significant capital investments. Should we invest in or design technologies that are not accepted in the marketplace, or if our technologies are not brought to the market in a timely manner, this could materially and adversely impact our company.

There is no assurance that there is a market for our technologies, the size of the market, or the market's acceptance of our products. Sales outcomes are based upon a variety of factors which cannot be assured.

If we fail to successfully develop and commercialize our products, or if the products are not accepted by the market, our business prospects will suffer.

We face severe competition from other technology companies that provide DNA wellness or similar reports to consumers and if we cannot compete effectively our business and financial condition will suffer.

We face, and will continue to face, intense competition from companies that provide DNA wellness or similar report like our product to customers. Many of our competitors have substantially greater financial, technical, research, marketing, sales, service and other resources than us, and may develop products that are superior to those of our company. The competitors may succeed in obtaining patent protection for their products before us. If our
competitors develop products that are more attractive than ours or that render our products obsolete or noncompetitive, our business will suffer.

Our proposed technologies and other information services may become obsolete as a result of technological change and, if so, our financial condition and business will suffer.

Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Our existing or prospective competitors may develop products that are more effective than ours or which
may be more effective at implementing their technologies to develop commercial products faster, which could in turn render our technology obsolete or noncompetitive.

In order for our business strategy to succeed we must retain qualified personnel. Our failure to do so will negatively affect our business growth and prospects.

Recruiting and retaining qualified professionals to develop products, as well as sales, marketing and financial professionals, is critical to our future success. We intend to hire additional professionals. Competition for experienced personnel is intense, and the turnover rate can be high. Our failure to attract and retain professionals would prevent us, or hinder its ability to pursue, our business plan and grow our business.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

The purchase of many of our products is discretionary, and may be negatively impacted by adverse trends in the general economy and make it more difficult for us to generate revenues.

Our business is affected by general economic conditions since our products are discretionary and we depend, to a significant extent, upon a number of factors relating to discretionary consumer spending. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, the level of consumers' disposable income, business conditions, interest rates, consumer debt levels and availability of credit. Consumer spending on our DNA testing products may be adversely affected by changes in general economic conditions.

No Guarantee of Return on Investment
There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the subscription agreement and this risk factor disclosure carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	50,000,000	2,868,350	Yes ⌄
Common Stock	250,000,000	9,889,200	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	542,543
Options:	1,500,000

24. Describe the material terms of any indebtedness of the issuer:

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2018	Section 4(a)(2)	SAFE	$250,000	General operations
3/2019	Section 4(a)(2)	SAFE	$100,000	General operations
9/2020	Section 4(a)(2)	SAFE	$100,000	General operations
3/2021	Section 4(a)(2)	SAFE	$1,000,000	General operations
4/2021	Section 4(a)(2)	Preferred stock	$3,000,000	General operations
6/2021	Section 4(a)(2)	Preferred stock	$500,000	General operations
8/2021	Section 4(a)(2)	Preferred stock	$2,500,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss

involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

SelfDecode is an integrated AI platform that provides personalized health recommendations based on a combination of your DNA, labs, microbiome, and environmental factors.

In 5 years, we'd like to:
- Make the most accurate predictions of risks based on all relevant health data.
- Provide treatment recommendations that allow people to solve almost any health issue quickly.
- Partner with corporations to reduce healthcare costs via preventative treatments.
- Provide clinical decision support system to medical providers - tools that allow doctors to make better decisions.
- Conduct clinical trials for FDA approval for patented diagnostic tests.

Forward-looking projections cannot be guaranteed.

Milestones

Genius Labs Company was incorporated in the State of Delaware in April 2019.

Since then, we have:

- $8M raised (mid 2021). ~2.7M in revenue in 2021.

- Recurring Revenue: Predictable revenue stream from subscription sales model. Est$400 Lifetime Value of a Customer (LTV).

- Large Margins & Scalable: High Avg Order Value of $254 - Low Cost of Goods Sold of ~$20 = $234 Gross Profit/Customer.

- Highly Rated: 4.8 Trustpilot score, 98% retention rate, 75 Net Promoter Score (Q4 2021).

- Growth Potential: Digital health market will be worth $639B by 2026 & medical apps market size is growing at 23%/yr.

- Professional Experience: Team of 88 is composed of highly skilled scientists, MDs, PhDs, NDs and software engineers.

- Operational Excellence: Bootstrapped to multimillion dollar revenue with only small seed investments (totaling $450K).

Historical Results of Operations

Our company was organized in April 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $2,645,709 compared to the year ended December 31, 2020, when the Company had revenues of $1,985,176. Our gross margin was 83.83% in fiscal year 2021, compared to 89.85% in 2020.

- *Assets*. As of December 31, 2021, the Company had total assets of $5,811,133, including $5,803,097 in cash. As of December 31, 2020, the Company had $349,340 in total assets, including $348,348 in cash.

- *Net Loss*. The Company has had net losses of $2,400,488 and net losses of $151,435 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities*. The Company's liabilities totaled $43,869 for the fiscal year ended December 31, 2021 and $466,543 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $87,812 in debt, $8,032,202 in equity, and $450,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 10 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Genius Labs Company cash in hand is $3,713,426.06, as of July 2022. Over the last three months, revenues have averaged $177,432/month, cost of goods sold has averaged $34,953/month, and operational expenses have averaged $542,892/month, for an average burn rate of $400,413 per month. Our intent is to be profitable in 36 months.

There have been no material changes or trends since our audit that was completed for 2020 and 2021.

We expect to generate an average of $250,000/month until we close out the year, generating a total revenue of at least $2.5 million for the year of 2022. Our current expenses average about $550k/month but we do expect them to decrease to below $500k/month by year end.

We are not profitable. We expect to reach a point of profitability in about 1.5 years and we would need around an extra 2M dollars to meet that target.

There is additional capital in the bank that will cover short-term burn throughout the campaign.

Any projections mentioned above are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Joseph Cohen, certify that:

(1) the financial statements of Genius Labs Company included in this Form are true and complete in all material respects ; and

(2) the tax return information of Genius Labs Company included in this Form reflects accurately the information reported on the tax return for Genius Labs Company filed for the most recently completed fiscal year.

Joseph Cohen
Founder of Genius Labs Company

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and

therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://selfdecode.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Ashley Barrar
Eliana Ferdman
Igor Lychagov
Joseph Cohen
Michael Levy
Puya Yazdi
Ralph Kenney

Appendix E: Supporting Documents

Second_Amended_and_Restated_Certificate_of_Incorporation_-_Genius_Labs_Company_-_V1__BPLLC_Draft___1_.pdf
SelfDecode_Term_Sheet.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SelfDecode Subscription Agreement

SPV Subscription Agreement

SelfDecode Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Ashley Barrar

Eliana Ferdman

Igor Lychagov

Joseph Cohen

Michael Levy

Puya Yazdi

Ralph Kenney

Appendix E: Supporting Documents

Second_Amended_and_Restated_Certificate_of_Incorporation_-_Genius_Labs_Company_-_V1__BPLLC_Draft___1_.pdf
SelfDecode_Term_Sheet.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Genius Labs Company

By

Joseph Cohen

Founder, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Igor Lychagov

Mr

9/14/2022

Joseph Cohen

Founder, CEO

9/12/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.